Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard to Power First Canadian Fuel Cell Car Demonstration Fleet

For Immediate Release – June 8, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) fuel cell power trains will power a fleet of five Ford Focus fuel cell vehicles, in Vancouver, in a three year field trial program to begin early in 2004. This demonstration is a collaboration between Fuel Cells Canada, Ford Motor Company and the Provincial and Federal Governments.

“Ballard is proud to support the launch of Ford’s customer demonstration fleet here in Vancouver, which marks Canada’s first fuel cell car demonstration program,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “These five cars are the first of up to 100 Ford fuel cell vehicles, powered by Ballard™, that will be placed in service through 2005. With this demonstration program, the Government of Canada is helping Canadians remain at the forefront of the fuel cell industry and furthering the commercialization of fuel cell vehicles.”

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, Cinergy and Coleman Powermate, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com